Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

ATA Inc.

We consent to the incorporation by reference in the registration statement (No. 333-197225) on Form S-8 of ATA Inc. of our reports dated June 24, 2015, with respect to the consolidated balance sheets of ATA Inc. as of March 31, 2015 and 2014, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2015, and the effectiveness of internal control over financial reporting as of March 31, 2015, which reports appear in the March 31, 2015 annual report on Form 20-F of ATA Inc.

/s/ KPMG

Hong Kong, China
June 24, 2015